OPTEX SYSTEMS HOLDINGS, INC.

1420 Presidential Drive

Richardson, TX 75081

August 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Optex Systems Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-219449)

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Optex Systems Holdings, Inc. (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-1, as amended, be accelerated to 5:00 p.m. (New York time) on Friday, August 4, 2017, or as soon thereafter as practicable.

Please contact Jolie Kahn, Esq. at (516) 217-6379 with any questions you may have concerning this request. In addition, please notify Ms. Kahn when this request for acceleration has been granted.

Very truly yours,

/s/ Danny Schoening

Danny Schoening

cc: Jolie Kahn, Esq.